CHINACAST EDUCATION CORPORATION
Suite 08, 20F, One International Financial Center
No. 1 Harbour View Street
Central Hong Kong 636741

October 29, 2010

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-4628
Attn: Larry Spirgel, Assistant Director

Re:	ChinaCast Education Corporation
Form 10-K for the Fiscal Year Ended December 31, 2009 ("10-K")
Filed March 29, 2010
Form 10-Q for the Fiscal Quarter Ended June 30, 2010
File No. 1-33771

Dear Mr. Spirgel:

We are responding to the comment letter dated September 23, 2010 (“Staff’s Letter”) related to ChinaCast Education Corporation (“Company”).  The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraphs in the Staff’s Letter.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 1_ Business, page 2

1.
Disclose the percentage ownership to which your pledge agreements between CCT and the satellite operating entities entitle you and the fact that you may be unable to enforce CEC’s agreements with the SOEs because Chinese law currently prohibits foreign investors from owning greater than 50% equity interests in companies engaged in telecommunications value-added businesses in the PRC, as disclosed in your risk factor on page 20. Here and in your risk factor, clarify what you mean by your statement that “CEC will only be entitled to enforce its right to take possession and ownership of up to 50% interest in the Satellite Operating Entities in accordance with applicable PRC law and regulations” and the affect of other PRC laws prohibiting foreign investment enterprises from operating in the restricted Satellite area.

RESPONSE:

The Company respectfully advises the Staff that, as disclosed on page 9 of the Form 10-K for the fiscal year ended December 31, 2009, the  shareholders of  CCLX have pledged all equity interests in  CCLX in favor of CCT Shanghai as security for the obligations under the relevant technical service agreements.

Securities and Exchange Commission
File No. 000-52409
October 29, 2010

In future filings, the risk factor on page 20 will be amended as follows:

We may be unable to enforce CCT Shanghai agreements with the Satellite Operating Entities to hold 100% of the equity interest of CCLX.

Although we have been advised by counsel that the pledge agreement between CCT Shanghai and the Satellite Operating Entities are valid under PRC law, we cannot acquire the pledged equity interest directly if we choose to enforce the pledge agreement, because  PRC Security Law prohibits direct transfer of pledged equity interest to a pledgor when the pledgor chooses to enforce the pledge, and requires that the disposal of pledged security interest must be accomplished by auction or public tender procedures so that we would have to prevail at such auction although any losses incurred by CCT Shanghai will get compensated from the proceeds of enforcement of pledged equity interest prior to those unsecured debts.  Moreover, even if we prevail in such auction or public tender procedures, we still are not allowed to hold 100% of the equity interest of CCLX because Chinese law currently prohibits foreign investors from owning greater than 50% of the equity interests in companies engaged in the VSAT business in the PRC.  Therefore, unless the equity interest restriction is amended or repealed, and subject to the approval of the relevant government authorities, CEC will only be entitled to take possession and ownership of up to a 50% interest in the Satellite Operating Entities through CCT Shanghai in accordance with current applicable PRC law and regulations.

Notwithstanding the above, the fundamental purpose of the pledge agreement is to fortify any breach of the technical service agreements and the pledge agreement by CCLX and its shareholders, and to compensate any losses incurred by CCT Shanghai that are caused by such breach.  CCT Shanghai will enter into an exclusive option agreement with CCLX and its shareholders, pursuant to which CCT Shanghai can acquire 100% of the equity interest of CCLX from the CCLX’s shareholders when it is permissible for VSAT business to have 100% foreign investment, or CCT Shanghai’s designated party can acquire 100% of the equity interest of CCLX from the CCLX’s shareholders at any time and from time and time.

2.	Please state whether Chaosheng has operations other than holding 100% of the equity interest in Hai Lai.

RESPONSE:     The Company will disclose in future filings that Chaosheng does not have operations other than holding 20% of the equity interest in Hai Lai.

Securities and Exchange Commission
File No. 000-52409
October 29, 2010

Corporate Structure, page 6

3.
So that this chart serves as a more meaningful reference for the narrative disclosure, amend your corporate structure chart to clearly show operations inside and outside China, include the full company names along with the shortened names, major shareholders and/or officers and directors, country of incorporation and holding or operational company status, as the case may be, within the boxes, Further revise the organizational chart to clarify all issues in the following set of comments under this heading.

RESPONSE:     The revised corporate structure chart attached hereto as Annex I, indicates which operations are inside and outside of mainland China, and will be included in the Company’s applicable future filings as updated for structural changes after December 31, 2009.  Directors and officers of the Company have been disclosed in Part III item 10 of the 10-K and  have not been included in the chart.

4.
We note your Note 1 to the organizational chart. Please amend your chart to show that CCL BJ is “technically a branch office of CCL and not a legal entity.” Explain the status of CCL BJ if it is not a legal entity and what operations it performs other than operating “as a stand-along group of businesses for purposes of the contractual arrangements with CCT Shanghai.” Amend your narrative disclosure to explain what you mean by this statement. Please state whether both CCL BJ and CCLX have contractual arrangements with CCL or just CCL BJ.

RESPONSE: The chart has been amended to show that CCL BJ is “technically a branch office of CCL  — please refer to Annex I. The facts are that CCL has established a branch office in Beijing (though it is registered in Shanghai). While technically not a separate legal entity, the revenues and expenses of the branch office are not commingled with those of CCL. The purpose of this arrangement was to carve out the satellite-related businesses of CCL and put them all into CCL BJ to facilitate ChinaCast's monitoring of the Satellite Business and the computation of the service fee hereinafter described.

CCL BJ is not separately referred to in the Technical Services Agreement. The Technical Services Agreement makes reference to CCL's Turbo 163 business, DDN Enhancement business and the Cablenet business (the "Satellite Business") in the "Recitals" Section and in Section 1.1.

ChinaCast provides services to CCL to implement the Satellite Business in exchange for a service fee, which is equivalent to the profit derived from the Satellite Business.

Securities and Exchange Commission
File No. 000-52409
October 29, 2010

The Company respectfully draws the Staff's attention to the current disclosure in the 10-K as set forth in Note 1 to the organizational chart. The Note  discloses CCL BJ's status as a branch of CCL. Note 1 has also disclosed that "CCL BJ represents CCL’s Turbo 163 business, DDN Enhancement business and Cablenet business (the “Satellite Business”). The revenues and expenses of the branch office are not commingled with those of CCL. The purpose of this arrangement was to carve out the satellite-related businesses of CCL and put them into CCL BJ to facilitate CCH’s monitoring of the Satellite Business and the computation of service fee payable to CEC."

The Company respectfully advises the Staff that there are no other operations of CCL BJ than operating as a stand-along group of businesses for purposes of the contractual arrangements with CCT Shanghai.

5.	When CCL BJ receives fees, for example, the bandwidth and transmission fees disclosed on page 9, if it’s not a legal entity, please disclose to whom such fees are actually paid.

RESPONSE:     The Company respectfully advises the Staff that the bandwidth and transmission fees are deposited into a bank account that is designated in the name of CCL BJ branch.  As disclosed in Note 1 to the chart on page 7, CCL BJ has its own accounting records and bank accounts that are clearly separated from those of CCL. This does not change the fact that CCL BJ is not a legal entity itself.

6.
Include CCL on your organizational chart and “Definitions” key. In this context and amended disclosure, please explain your statement that “[t]he revenues and expenses of the branch office [CCL BJ] are not comingled with those of CCL” We note from your disclosure on page 8 that the stockholders of CCLX consist of CCL and Li Wei. Disclose the stockholders of CCL. We note your disclosure on page 64 that your Vice Chairman Yin Jianping owns 20% of Tibet Tiantai Investment Management Co., Ltd. a company that owns 70% of CCL and that CCL owns 90% of CCLX.

RESPONSE:     As explained in the response to Comment 3 above, in future filings the Company will include a revised corporate structure chart substantially in the form of Annex I to this letter.

7.
Explain your statement that “[t]he purpose of this arrangement was to carve out the satellite-related businesses of CCL and put them into CCL BJ to facilitate CCH’s monitoring of the Satellite Business and computation of service fee payable to CEC.” Is your use of “the satellite-related businesses of CCL” meant to be your defined use of the term “Satellite Business” or something else?

RESPONSE:     The Company respectfully advises the Staff that it was intended to be the same, i.e., all the satellite related businesses undertaken by CCL and CCL BJ before such businesses were all carved out to CCL BJ.

Securities and Exchange Commission
File No. 000-52409
October 29, 2010

8.
Disclose how “CCL BJ represents Turbo 163 business, DDN Enhancement business and Cablenet business (the “Satellite Business”).” Disclose the difference between your use of “Satellite Business” and Satellite Operating Entities.”

RESPONSE:     The Company respectfully advises the Staff that "Satellite Business" refers to all of the satellite related businesses undertaken by CCL and CCL BJ before such businesses were all carved out to CCL BJ. The “Satellite Operating Entities” includes both CCLX and CCL BJ.

9.	Disclose the primary beneficiary of CCL and what benefits CEC has with respect to CCL.

RESPONSE:     As elaborated in our response to comment 36 below, the Company believes it is not the primary beneficiary of CCL and it should not consolidate CCL both before and after the adoption of SFAS 167 (codified in ASC810-10: Consolidation) at January 1, 2010. The Company respectfully advises the Staff that based on our understanding of the CCL business, we believe that CCL's equity holders are the primary beneficiary of CCL.

As to what benefits CEC has with respect to CCL, the Company respectfully draws the Staff's attention to the "Novation Deed" disclosure on page 9 of the 10-K:

"… Under this agreement (Technical Service Agreement), CCT Shanghai assists CCL BJ in the implementation of CCL BJ’s businesses. CCL BJ provides technical support and software related services to facilitate distance learning services provided by the university partners, such as the provision of technical platforms, program scheduling and repair and maintenance. CCL BJ is obligated to pay to CCT Shanghai a service fee, equivalent to the total revenue earned by CCL BJ through these businesses less any related operating expenses."

CEC obtains no benefits from CCL other than through its relationship under the technical services agreement relating to the activities of CCL BJ.

CEC’s Holding Company Structure, page 7

10.	Explain what you mean by the statement that “CCN was established to acquire the capital of CCT to accommodate certain of its former investors.”

RESPONSE:     The Company respectively advises the Staff that CCT was originally organized  to hold the investment in the satellite businesses through the WFOE, CCT Shanghai.  CCN was established with a  new corporate governance structure including a set of Memorandum and Articles of Association that accommodated the requirement of the former and new shareholders. CCN later acquired a controlling interest of 98.5% of the shares of CCT through a series of share swaps.

Securities and Exchange Commission
File No. 000-52409
October 29, 2010

11.
Disclose how CCH was “participating in the PRC satellite communication market” while obtaining financing from investors outside China and to which financing you refer. Further, you should clarify that the VSAT license is still required for a company to operate in the PRC satellite communication market. Please state whether any entity other than CCLX is licensed under PRC laws to provide value-added satellite broadband services in the PRC, for example, whether, CCL BJ. CCL or Li Wei hold the VSAT license. Disclose the remaining “corresponding stockholders” of the Satellite Operating Entities and whether or not they hold the VSAT. Please disclose other relevant licenses and permits these entities hold to perform their various operations. We note your disclosure on page 10.

RESPONSE:     CCN was established as a holding company to acquire the capital of CCT, the holding company for CCT Shanghai.  The operating entity in China for the satellite communication business is CCLX.  CCT Shanghai signed a technical services agreement and pledge agreement with CCLX and its shareholders, through which CCLX is a VIE and CCT Shanghai is the primary beneficiary of that VIE which is therefore consolidated pursuant to authoritative literature. Accordingly, CCH, through its direct and indirect subsidiaries and CCLX, participates in the PRC satellite communication market.

A VSAT license is still required for a company to operate in the PRC satellite communication market.  No other entity listed in corporate structure chart other than CCLX holds a VSAT license.  CCLX does not hold any other relevant licenses and permits to perform its operations.

The stockholders of the SOE are CCL and Li Wei, and neither hold a VSAT license.

In response to the Staff's comment, we will make the required revisions in future filings to reflect the above information.

Securities and Exchange Commission
File No. 000-52409
October 29, 2010

12.
Disclose whether CCT Shanghai is a WFOE and if so, provide us with a copy and English translation of its business certificate with stated business purpose. If •CCT Shanghai is a WFOE, tell us if it performs any operations or activities outside of its business purpose. We note, for example, that “CCT Shanghai assists CCLX in implementing CCLX’ s businesses relating to the provision of computer, telecommunications and information technology products and services, including the provision of Internet service and content. In connection with the services rendered by CCT Shanghai to CCLX, CCT Shanghai supplies CCLX with ancillary equipment together with certain associated software and technical documentation,” Further, “with CCT Shanghai’s assistance, CCLX offers all the products and services described…”

RESPONSE:     The Company respectfully advises the Staff that in future filings it will disclose that CCT Shanghai is a WFOE.

The Company further respectfully advises the Staff that it will also disclose in such future filings that CCT Shanghai does not perform any operations or activities outside of its scope of business. An English translation of its business license is attached as Annex II herein.

13.
Disclose through which entity Tongfang Education is held and what services it provides, independently without the assistance of CCLX. List any required licenses and permits for these services and state whether or not Tongfang and its affiliates hold them.

RESPONSE:     The Company respectfully draws the Staff's attention to Footnote 3 "Discontinued Operations – Discontinued operations of Tongfang" on page F- 26 of the Company's 10-K. Since the Company does not hold any equity interest in Tongfang Education after February 2007, the Company does not believe that additional disclosure is required.

Service Fees charged by the Company, page 8

14.
Disclose whether the monthly service fee CCLX is obligated to pay CCT Shanghai was paid for the last three fiscal years and whether the fees were remitted to CEC by CCT Shanghai. We note your risk factor disclosure on page 18.

RESPONSE:     In response to the Staff's comment, we will make the additional disclosures requested by the Staff in future filings to reflect the following information:

CCT Shanghai has the right to request CCLX to pay the technical service fee. All the technical service fees of CCLX for the past three years have been paid to CCT Shanghai. CCT Shanghai did not remit the fees to CEC and was not obligated to do so.

Securities and Exchange Commission
File No. 000-52409
October 29, 2010

Novation Deed, page 9

15.
We note from your disclosure that it appears that the “Novation Deed” was entered into “to enable CCLX to assume the position of CCL and continue its obligations under another technical services agreement dated November 15, 2000 by and among CCT Shanghai and CCL and its stockholders.” Please expand your disclosure regarding the Novation Deed to describe such a document generally and specifically and include the date of entry, parties and material provisions.

RESPONSE:     We will make the following additional disclosure in our future filings: The Novation Deed was entered into on September 11, 2003 among CCT Shanghai, CCLX, Li Wei, CCL and the shareholders of CCL. Under the Novation Deed, CCT Shanghai undertakes to provide to CCLX the technical services described in the Technical Service Agreement between CCL and CCT Shanghai and CCLX undertakes to perform the duties, including the payment of technical service fee to CCT Shanghai, as described in the Technical Service Agreement between CCL and CCT Shanghai.

Revenue and Cost Allocation Agreement, page 9 Provision of service

16.
We note that the Company’s customers “may engage one of CEC or its subsidiaries directly to provide the required satellite broadband services. If the customers appoint CCT or CCT Shanghai directly, CEC will subcontract the performance of the service to CCL BJ and pay CCL BJ up to 10% of the revenue received from the engagement or such other amount as determined by CCT or CCT Shanghai, as the case may be, in its absolute discretion.” Please disclose in what agreements, if any, this arrangement is memorialized, such as contracts or memoranda of understanding, or other. Disclose the process by which the fees are determined and under what circumstances and when the fee has been negotiated to include an amount other than 10% of the revenue received from the engagement. Further disclose what aspect of the engagement CCT or CCT Shanghai may perform directly for the customers. Tell us what percentage of revenues are derived from CCT or CCT Shanghai’s direct engagement.

RESPONSE:   The Company respectfully advises the Staff that the 10% charge is set forth in the Revenue and Cost Allocation Agreement whereby CCT or CCT Shanghai pays 10% of its revenue to CCL BJ. CCT Shanghai, in turn, charges a Technical Service Fee equivalent to CCL BJ’s net profit after tax under the Technical Services Agreement. Consequently, the fees charged and work carried out by each party did not affect the profits of CEC or its subsidiaries and CCL BJ had derived no economic benefits out of the engagement.

Securities and Exchange Commission
File No. 000-52409
October 29, 2010

17.
We note your disclosure on page 32 that “CCL BJ is in the process of transferring all its outstanding businesses…to the Company….” Disclose how this transfer affects the service agreements described in this section and how the company will be able to provide the required satellite broadband services directly in light of PRC restriction of this activity. We further note your statement on page 39 that the company funded the operation of related party CCL, which held the satellite license before transferring it to the company and that CCL is still in the process of transferring it to the company. Please explain this statement in light of the restrictions on VSAT.

RESPONSE:     The Company respectfully advises the Staff that from January 1, 2010, CCL BJ no longer provides any satellite related services, and therefore from that date no longer provided services to CCT Shanghai.

CCLX, the consolidated VIE of the Company, continues to provide  the satellite related services to CCT Shanghai, and the intercompany transactions between CCLX and CCT Shanghai have been eliminated upon consolidation.

In the statement "CCL BJ is in the process of transferring all its outstanding businesses…to the Company…", "the Company" refers to the consolidated group in general, which includes CCLX.

The Company will clarify the disclosures to incorporate the above information in future filings.

Government Regulations, page 10

18.	Please tell us, in a supplemental response, what licenses and permits CEC is required to hold.

RESPONSE: Among CEC, its subsidiaries and consolidated VIEs:

CCLX holds, and requires,  a VSAT license.

FTBC and LJC hold, and require, a private funded education license.

19.
Disclose the licenses CCLX are required to hold to provide value-added satellite broadband services in the PRC. Where appropriate, please include more description as to the nature of services and requisite licenses.

RESPONSE:     We will make the additional disclosures in our future filings on the nature of services and requisite licenses:

CCLX holds a VSAT license.  Such license is issued by the Ministry of Industry and Information Technology, and needs to be inspected annually.

Securities and Exchange Commission
File No. 000-52409
October 29, 2010

Risk Factors, page 11

Risks Relating to our Business

The education section…subject to extensive regulation in China, page 11

20.
Please expand your disclosure, naming the wholly foreign owned subsidiaries which may be considered ineligible to acquire the holding companies of FTBC and Lijiang College to indirectly obtain education licenses and permits in China. Please name the wholly foreign owned enterprise subsidiaries and discuss the significance of WFOE status and scope of business allowed. Further disclose the percentage revenues derived from these operations.

RESPONSE:     The Company respectfully advises the Staff that the revised organizational chart attached as Annex I hereto details the WFOE holding companies for FTBC and Lijiang College (or "LJC").

The WFOE holding FTBC is Yupei Training Information Technology Co., Ltd. For the year ended December 31, 2009, revenue attributable to YPSH and its subsidiaries accounted for 35.3% of the Group’s revenue. The WFOE holding LJC is Shanghai Xijiu Information Technology Co., Ltd. For the year ended December 31, 2009, revenue attributable to Xijiu and its subsidiaries accounted for 8.1% of the Group’s revenue.

PRC law does not expressly prohibit a wholly foreign owned subsidiary from acquiring the holding companies of FTBC and Lijiang College.  To date,  the applicable regulations on the foreign investment in education are the Regulations on Sino-Foreign Cooperative Schools, and the implementing regulations thereunder, which only provide for the ability of foreign education institutions  to set up sino-foreign cooperative schools in China.  Neither CCH nor its various offshore entities are  qualified foreign education institutions, and accordingly, it is impractical to restructure FTBC and Lijiang College into sino-foreign cooperative schools.  Furthermore, in response to our inquiries  on a no-name basis with the Ministry of Education, the ability of a wholly foreign owned subsidiary to acquire a holding company of a college is not settled.  We therefore have disclosed that our wholly foreign owned subsidiaries may be considered ineligible to acquire the holding companies of FTBC and Lijiang College.

Securities and Exchange Commission
File No. 000-52409
October 29, 2010

21.
We note that you have not included disclosure pursuant to the PRC law requiring that companies set aside 10% of after-tax profits each year to fund a statutory reserve until such reserve reaches 50% of the company’s registered capital and attendant risk factor disclosure. Please advise,

RESPONSE:     The Company respectfully draws the Staff's attention to Footnote 25 to the consolidated financial statements on page F-61where such statutory reserve requirements are disclosed.

The Company believes that since this is a legal requirement under PRC Company Law, and our subsidiaries in China must follow such requirement, this requirement is not a risk specific to the Company.

22.
Please explain here how your wholly foreign owned subsidiaries own the holding companies, why this is your structure, other possible structures where there would be no or less question as to the company’s eligibility to acquire the holding companies of education operators and why you have not structured this the same.

RESPONSE:     The Company respectfully advises the Staff that our wholly foreign owned subsidiaries acquired the holding companies of FTBC and Lijiang College and accordingly our wholly foreign owned subsidiaries became the sole respective shareholder of each of the holding companies of FTBC and Lijiang School.  This structure offers us effective control over FTBC and Lijiang College.

Another commonly accepted structure in connection with foreign investment to education is contractual control structure (VIE), similar to the structure between CCT Shanghai, CCLX and its shareholders.  A number of PRC-based US listed education companies are adopting the VIE structure, including: New Oriental, ChinaEdu, China Distance Education, Global Education and Ambow.  Compared to the VIE structure, our structure can offer us more protection, and legally allow our subsidiaries to distribute dividends to us.

We may not be able to successfully execute future acquisitions…, page 12

23.
Disclose how your expansion plans are potentially affected by PRC SAFE rules restricting the use of registered capital of a foreign-invested company settled in Renminbi converted from foreign currencies may only be used for purposes within the business scope approved by the applicable governmental authority and may not be used for equity investments within the PRC, as disclosed in the risk factor on page 22.

RESPONSE:     The Company respectfully advises the Staff that we will make the additional disclosures requested by the Staff in future filings to reflect the following information:

Securities and Exchange Commission
File No. 000-52409
October 29, 2010

Our recent acquisitions are offshore transactions outside of the PRC and accordingly, we do not believe that the PRC SAFE rules are applicable.  In the event our PRC subsidiaries purchase schools inside PRC, we will use our RMB funds inside the PRC that are not converted from the registered capital of our PRC subsidiaries to minimize the impact of Circular 142 and the foreign exchange risk.

If we are unable to achieve or maintain economies of scale…, page 13

24.
Expand this disclosure to explain what you mean by the statement that “these Satellite Operating Entities also require that we make substantial investments in collaborative alliances” and how these requirements are affected by SAFE restrictions on investment on equity investments in the PRC detailed on page 22.

RESPONSE:   The Company respectfully advises the Staff that we will make the additional disclosures requested by the Staff to reflect the following information:

In the event we need to make an investment in our collaborative alliances, we can use the RMB generated by our operations in the PRC to make an  equity investment, or we can choose to purchase certain assets of our collaborative alliances to complete an investment, in order to minimize the effect of  SAFE restrictions.

Our business may be harmed if the  Satellite Operating Entities…, page 15

25.
Disclose the management control you have over the SOEs. Explain your statement regarding lack of conducting share pledge registration with competent governmental authorities, to what extent this is considered required, the protections it would afford you in controlling the SOEs and why you have not done so.

RESPONSE:     We will make the additional disclosures requested by the Staff to reflect the following information:

Although the pledge agreement and technical service agreement do not grant CCT Shanghai any express management control over the SOEs, in effect we have actual control over the SOEs.  For example: our COO has been the general manager of CCLX since their structure was in place, and we have veto right to approve the CCLX budget.  We also plan to sign additional documents with CCLX and its shareholders so that CCT Shanghai can be authorized to exercise all shareholder rights on behalf of CCLX’s shareholders to strengthen our control over the SOEs.  We are in the process of applying for pledge registration because PRC’s administration for industry and commerce has just commenced the process for officially registering share pledge arrangements..  Previously, there were no implementing regulations to register share pledges, so PRC’s administration for industry and commerce were reluctant to accept pledge registrations.

Securities and Exchange Commission
File No. 000-52409
October 29, 2010

We may be subject to securities laws claims regarding past disclosures…, page 17

26.
Expand your disclosure to explain how your charter provision purporting to prohibit certain amendments was possibly inconsistent with Delaware’s General Corporation Law and what, if any, remedial measure you have taken for correction.

RESPONSE:     The Company respectfully draws the Staff's attention to the Amended and Restated Certificate of Incorporation of Great Wall Acquisition Corporation (the former name of the Company) filed as Exhibit 3.1 to its Registration Statement on Form S-1 on December 4, 2003.  We will make the additional disclosures requested by the Staff in future filings to reflect the following information:

Article SIXTH of the Certificate of Incorporation of Great Wall set forth certain provisions ((A)-(E)) that applied to Great Wall during the period commencing upon the initial filing of Great Wall’s Certificate of Incorporation and terminating upon the consummation of a Business Combination.  Article SIXTH stated that these provisions “may not be amended prior to the consummation of a Business Combination.”  Great Wall was subsequently advised by Potter Anderson & Corroon LLP, its Delaware counsel, that, notwithstanding, the language set forth in Article SIXTH that purported to prohibit amendments to Article SIXTH, that under Delaware law, if duly approved by the Board of Directors and the holders of a majority of the outstanding stock of Great Wall, a proposed amendment to Article SIXTH of Great Wall’s Certificate of Incorporation would be effective under Delaware law.”  A copy of Potter Anderson & Corroon LLP’s opinion was filed as Annex B to Great Wall’s Definitive 14A filed with the Commission on March 8, 2006.  Great Wall filed a Certificate of Correction to its Certificate of Incorporation on March 21, 2006, which removed the language in Article SIXTH that purported to prohibit amendments to that Article.  [A copy of Certificate of Correction is included in Annex B to Great Wall’s 424B3 prospectus that was filed with the Commission on December 6, 2006.]  Article SIXTH no longer applies to the Company because it consummated its Business Combination on December 22, 2006.

27.
Disclose how it may be argued that [y]our IPO prospectus misstated the vote required by its charter to approve a business combination” by requiring at least a majority of the shares sold vote in favor of the business combination.

RESPONSE:     We will make the additional disclosures requested by the Staff in future filings to reflect the following information: Consistent with the Company's IPO prospectus, the vote required was that of the affirmative vote of the majority of the public shares, and was not limited to those shares voting in person or by proxy at the meeting.

Securities and Exchange Commission
File No. 000-52409
October 29, 2010

We may be subject to fines and  other potential penalties as a result of filings made in connection with acquisitions of PRC companies…, page 17

28.	Disclose how you intend to amend the filing made in connection with your FTBC and Lijiang acquisitions “to more fully disclose the terms of the acquisition” and when you intend to do so.

RESPONSE:     The Company respectfully advises the Staff that the PRC registration authority has accepted our filings and  we believe that the likelihood of a challenge to our previous filings would be de minimus.  We also believe that our filings were made in compliance with applicable PRC laws.  As a result, we intend to remove this risk factor.

Chinese foreign exchange controls may limit our ability to utilize CEC’s revenues effectively and receive dividends and other payments from our Chinese subsidiaries, page 18

29.
We note that CEC’s 98.5% owned subsidiary, CCT Shanghai is subject to Chinese rules and regulations on currency conversion. Please clarify the impact this restriction has on the availability to you of CCT Shanghai and the other PRC subsidiaries’ funds. Your revised disclosure should also address the following issues:

•
Indicate whether your PRC subsidiaries have historically paid dividends to you from their accumulated profits and provide management’s assessment of their ability to pay dividends to you in the future.

•	Indicate what portion of your PRC subsidiaries’ revenues, if any, you anticipate being able to use for the expansion of your business.

This disclosure should be reflected here as well as in your discussion of liquidity and capital resources.

RESPONSE:     CEC currently invests in the PRC through CCT Shanghai and other WFOEs (please refer to Annex I of the Corporate Chart) acquired in off-shore transactions. The repatriation of funds invested in the PRC is subject to Chinese foreign exchange controls. CEC’s subsidiaries in the PRC have never paid dividends.  If required in the future, such dividends can be  paid out of retained earnings of each WFOE. Currently we anticipate that  substantially all of our revenue will be used for expansion.

Securities and Exchange Commission
File No. 000-52409
October 29, 2010

SAFE rules and regulations may limit our ability to transfer the net proceeds from this offering the Satellite Operating Entities…, page 22

30.
Please remove the “offering” reference in this risk factor and add disclosure as to how this issue affects your business apart from any previous offering. We note your statement on page 22 that SAFE Circular 142 requires that the capital of a foreign-invested company settled in RMB converted from foreign currencies only be used for purposes “within the business scope approved by the applicable governmental authority” and “may not be used for equity investments within the PRC.” Please disclose how this will limit your ability to transfer the net proceeds from future offerings to your PRC subsidiaries. Since your business strategy relies in part on your expansion, revise your disclosure to specifically address how Circular 142 will limit your ability to use the proceeds from future offerings to fund such expansion. To the extent that you cannot use the proceeds of future offerings for expansion, explain how you intend to fund such activities. In addition, identify the governmental authorities that must approve your use of the proceeds of the offering and clarify what “business scope” is used to determine the proper use of such funds. Outline the process involved in obtaining the requisite approvals from governmental authorities. This revised disclosure should be reflected here as well as in your Regulation sections.

RESPONSE:      The Company respectfully advises the Staff that the  most commonly accepted way to transfer  funds to our subsidiaries is through the increase of  a subsidiary’s registered capital.  Specifically, overseas funds such as proceeds of an offering could be  contributed to our wholly foreign owned subsidiaries in China (including CCT Shanghai, YPSH and Xijiu)  as a result of an increase in the registered capital of the subsidiary.  In order to transfer the funds to our operating entities in China, in particular FTBC and Lijing College, YPSH and Xijiu also need to make a capital contribution to Hai Lai/Chaosheng and Lian He, and Hai Lai/Chaosheng and Lian He would subsequently make capital contribution to FTBC and Lijiang College.  However, due to the restrictions under the Circular 142, RMB converted from registered capital of our wholly foreign owned subsidiaries (including CCT Shanghai, YPSH and Xijiu) cannot be used to make an equity investment in Hai Lai/Chaosheng and Lian He to increase the registered capital of Hai Lai/Chaosheng and Lian He, and accordingly Hai Lai/Chaosheng and Lian He are unable to transfer the same to FTBC and Lijiang College.  The converted RMB can only be used for activities falling under the respective business scope (as provided in their respective business licenses) of each of our wholly foreign owned enterprises.  PRC law does not prohibit a wholly foreign owned enterprise from making an equity investment, but  Circular 142 just restricts a wholly foreign owned enterprise from using RMB converted from its registered capital to making such equity interest.

As an alternative, our wholly foreign owned enterprise can utilize the RMB generated by our operations in PRC to increase the registered capital of Hai Lai/Chaosheng and Lian He, which is not subject to regulation of the Circular 142.

Securities and Exchange Commission
File No. 000-52409
October 29, 2010

Also, we can restructure our wholly foreign owned subsidiaries to foreign-invested investment companies because the Circular 142 does not regulate the equity investment activities of a foreign-invested investment company.  However, the threshold to set up a foreign-invested investment company is fairly high, with a minimum registered capital of USD30,000,000 and other strict conditions which cannot be fulfilled by us at this point in time.  Incorporation of a foreign-invested investment company is subject to approval of the Ministry of Commerce or its local counterparts, and each equity investment made by such foreign-invested investment company is also be subject to  SAFE’s verification.

Additionally, we can expand in the future through asset investment, rather than through equity investment.  Asset investment is not restricted under the Circular 142.

We will revise future disclosure on Circular 142 and our new risk factor will read as follows:

SAFE rules and regulations may limit our ability to transfer the net proceeds from future offerings to the Satellite Operating Entities, which may adversely affect the business expansion of the Satellite Operating Entities.

On August 29, 2008, SAFE promulgated Circular 142, a notice regulating the conversion by a foreign- invested company of foreign currency into Renminbi by restricting how the converted Renminbi may be used. The notice requires that the registered capital of a foreign-invested company settled in Renminbi converted from foreign currencies may only be used for purposes within the business scope approved by the applicable governmental authority and may not be used for equity investments within the PRC. In addition, SAFE strengthened its oversight of the flow and use of the registered capital of a foreign-invested company settled in Renminbi converted from foreign currencies. Violations of Circular 142 will result in severe penalties, such as heavy fines. As a result, Circular 142 may significantly limit our ability to transfer the net proceeds from future offerings.

Part III Directors, Executive Officers and Corporate Governance, page 47

31.
In future filings, please expand your disclosure with respect to each director to specifically discuss what aspects of the individual’s experience led the board to conclude that the person should serve as a director for the company, as well as any other relevant qualifications, attributes or skills that were considered by the board. See Item 401(e) of Regulation S-K.

RESPONSE: As requested, we will add the required language in our future filings.

Securities and Exchange Commission
File No. 000-52409
October 29, 2010

Item 11. Executive Compensation, page 52

32.
We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise use of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

RESPONSE:    In response to the Staff's comment, the Company will include the following disclosure as required by Item 402(s) of Regulation S-K in future filings.

Our compensation plans do not encourage excessive and unnecessary risk taking. The plans encourage long term staff retention which is critical for the Company to maintain its strategy of growing through acquisition and new business lines in the PRC. The Company does not believe that there are any risks arising from its compensation plans and policies that are likely to have a material effect on the Company.

2009 Executive Incentive Plan, page 54

33.
Please advise us why the Plan adopted on October 28, 2009, that is intended to form the basis for compensation of your executives in 2010, tied cash bonuses and shares of restricted stock to the achievement of key performance targets tied to the 2009 fiscal year.

RESPONSE:    The Company respectfully advises the Staff that one of the objectives of the executive incentive plan is staff retention. The benchmarks used to measure the performance of the officers were closely related to the guidance given to the market in 2009. The performance was used as the basis to set the next year’s (i.e., 2010) bonus and restricted stock incentives for the officers. The bonus payments are earned over a period of four quarters and the restricted stock awards vest over a period of 12 quarters. The vesting conditions were therefore primarily a means to encourage staff retention in the short term. When an officer leaves the company he is not entitled to any unearned bonus or any restricted stock awards which have not yet vested .

Securities and Exchange Commission
File No. 000-52409
October 29, 2010

2.  Summary of Significant Accounting Policies, Page F-14

(m)  Revenue recognition, page F-18

34.
We note your disclosure on page 1 that you are a leading for-profit, post-secondary education and e-Learning services provider in China; however, your revenue recognition accounting policy appears to indicate that your main sources of revenues are the provision of satellite bandwidth and network access services and sale of communication equipment. Please revise or advise.

RESPONSE: The Company respectively advises the Staff that our revenue recognition accounting policy has stated that one of our principal sources of revenues is from the provision of distance learning services, and the other major source is from bachelor degree and diploma program offerings. However, the revenue recognition policy was organized in the order the Company entered into each business operations, so the degree and diploma program offering was mentioned at the end of the section.

The Company respectfully advises the Staff that in response to the Staff's comments, we will revise our disclosure regarding our revenue recognition accounting policy in the significant  accounting policies section in future filings in make it clear that the main sources of revenues are from for-profit, post-secondary education and e-Learning services. Such disclosure will be substantially in the following form (we use 2009 amounts with changes marked for illustrative purpose):

"One of the Company's principal sources of revenues is from the provision of distance learning services via satellite bandwidth and network access ~~services in distance learning~~ broadcasting of multimedia educational content through broadband satellite network, and to a lesser extent, the provision of English training services and sales of satellite communication related equipment and accessories. The Company recognizes revenue when (1) there is persuasive evidence of an arrangement with the customer, (2) product is shipped and title has passed, and the Company has no significant future performance obligation, (3) the amount due from the customer is fixed or determinable, and (4) collectability is reasonably assured. The Company assesses whether the amount due from the customer is fixed or determinable based on the terms of the agreement with the customer, including, but are not limited to, the payment terms associated with the transaction. The Company assesses collection based on a number of factors, including past transaction history with the customer and credit-worthiness of the customer.

Revenues from provision of distance learning services via satellite bandwidth and network access ~~services in distance learning~~ are recognized as the services are provided. Subscription fees received from multimedia educational content broadcasting services are recognized as revenue over the subscription period during which the services are delivered.

Securities and Exchange Commission
File No. 000-52409
October 29, 2010

[The following two paragraphs are simply moved up from the bottom]

The other major source of the Company's revenues is from bachelor degree and diploma program offerings. The revenues represent tuition fees and accommodation and catering service income and are recognized on a straight-line basis over the service period. The Company presents revenue net of applicable business taxes and value added taxes, which totaled RMB18,734, RMB16,578 and RMB15,557 for the years ended December 31, 2007, 2008 and 2009, respectively, of which RMB64,RMB120 and RMB52 were included in loss from discontinued operations, respectively.

Prepayment for services are deferred and recognized in subsequent periods as services are rendered.

(The following two paragraphs relate to discontinued operations and will be removed from FYE December 31, 2010.)

~~The Company commenced the provision of English training services ("Modern English") in the third quarter of 2007. The Company offered two types of services to students. Students could attend English classes with unlimited access within a certain period of time generally from 2 to 12 months. The other type of classes limited the number of times students could access within a certain period of time generally from 3 to 12 months. Tuition fees were non-refundable for both types of tuition services. Revenues from the unlimited access classes were recognized on a straight-line basis over the service period.~~

~~Revenues from the limited access classes were deferred and recognized upon completion of the tuition period in the absence of records supporting the number of times students have attended during the tuition period. During 2009, the Company ceased the provision of English training services (see Note 3).~~

Revenues from satellite communication related equipment and accessories are recognized once the equipment and accessories are delivered and accepted by customers. Certain equipment sales contracts provide for customer warranty after the equipment is delivered and tested by the customer upon delivery of the equipment. The acceptance provisions state that if the equipment does not perform to the specifications provided by the Company, the customer has a warranty providing the customer with the right to return the equipment for a full refund or a replacement unit, or may require the Company to repair the equipment to perform up to the agreed upon specifications. The warrant provision expires one year from the date of delivery. The Company recognizes revenue upon delivery of the equipment. Warranty claims have not been significant historically and a reserve for warranty costs was not considered necessary at December 31, 2007, 2008 and 2009. "

Securities and Exchange Commission
File No. 000-52409
October 29, 2010

The Company further respectfully advises the Staff that we will also make necessary changes related to revenue recognition elsewhere in future filings accordingly.

35.
Tell us more about the manner in which revenue from your bachelor degree and diploma program offering is billed, recognized, and collected. Include discussion in the business section and/or MD&A of the process beginning with the acquisition of a student, through billing, recognition and collection. Disclose how the students pay for the tuition, including whether you offer financing to the students or they obtain their own financing.

RESPONSE:    The Company respectfully advises the Staff that, in order to be admitted to colleges in China, high school students will take the National College Entrance Examinations offered each summer and apply for their preferred college/university. The colleges/university will then review the scores of the exam and send out the admission letters to the students admitted. Once admitted to a college/university, majority of the students will complete their four years education and receive their degree and diploma, with very limited amount of students dropping out of school due to academic failure or violation of laws/regulations.

The colleges' academic year is generally from September to August of the following year. All the admitted students need to register in September at the beginning of a semester. There are mainly two ways the tuitions are collected. A student either

a)        pays the tuition fee in cash at the beginning of each academic year when registering in September ("Type A"). (Majority of the students, approximately 97% of all admitted students are Type A students.) or

b)        registers in September but uses student loans to pay the tuition fee later. The tuition fee would be collected once the student loan is processed by the bank ("Type B"). (A student could only apply for loans from a bank and the colleges do not offer financing to any student. Only those students presented with student loan application forms approved by a bank can delay the payment of tuition fee at registration. In accordance with Government policy and the management experience, most of the approved student loans will be paid to the colleges within 2-3 months after the beginning of the semester.)

Revenue recognition is the same in both cases. Tuition received from degree and diploma programs is recognized proportionately over the relevant period attended by the students of the applicable program. The portion of tuition payments received from students but not earned is recorded as deferred revenue and is reflected as a current liability as such amounts represent revenue that the Company expects to earn within one year.

Securities and Exchange Commission
File No. 000-52409
October 29, 2010

Tuition refunds are provided to students if they decided to withdraw from school for the remaining service period, up to 90% of the tuition fee received. Tuition refunds have not been significant since the cancellation rate has been below 1%.

In response to the Staff's comment, the Company will include above information in its future filings.

Form 10-Q for the Fiscal Quarter Ended June 30 2010

2.  Recently Issued Accounting Pronouncements, page 11

(1) Newly Adopted Accounting Pronouncements, page 11

36.
Based on your disclosure, the adoption of SFAS 167 at January 1, 2010 had no significant impact on your financial statements. Addressing paragraphs 25-41 of ASC 810-10, please tell us why you continue to believe that the company is not the primary beneficiary of CCL. Also, please tell us the extent, if any, of CCL’s operations outside of those conducted by CCL BJ and CCLX.

RESPONSE:    CCL was established in 1999 as an investment holding company to invest in tradable shares, technology companies, real estate and other long-term investments. The Company itself has no equity investment in CCL.  As of December 31, 2009, to the best of our understanding, CCL had total assets of approximately RMB372 million, which does not include CCL BJ's total assets of approximately RMB13 million. The majority of CCL's assets (approximately RMB 320 million) was invested in various investment management companies, real estate entities, and other telecommunication and technology companies that are not related to us based on our best knowledge. For the year ended December 31, 2009, CCL had gross investment revenue of approximately RMB3 million, while excluding CCL BJ's had gross revenue of approximately RMB4 million.

After its establishment, CCL secured a VSAT license from the PRC government which allows it to conduct satellite communication business. To leverage on this newly received license, CCL established its branch in Beijing (CCL BJ) with a view to conduct all of its satellite related business through this branch.

In 2002, CCL and the Company entered into a Technical Services Agreement (the “CCL TSA”) for a period of 20 years pursuant to which the Company agreed to assist CCL in the implementation of business relating to the provision of the broadband satellite services in the PRC. In particular, the Company agreed to provide CCL with a broad array of technical, consulting and administrative services, and supply CCL with ancillary equipment, associated software and technical documentation (in practice, rather than supplying the equipment, the Company provided CCL with interest free cash advances to finance the acquisition of the related satellite equipment, per the Company’s specification).

Securities and Exchange Commission
File No. 000-52409
October 29, 2010

In exchange for the services provided by the Company, CCL agreed to pay monthly service fees in an amount equal to the difference between total cash revenue that CCL BJ received in the preceding month and CCL BJ’s cash paid out or allocated to pay for operating expenses for the preceding month. Thus, through the CCL TSA the Company was effectively entitled to the net profits of CCL BJ, but is not obligated to fund any losses of CCL BJ.

The holders of the equity of CCL are entitled to exercise all voting and other rights with respect to their shares and to receive and retain any dividends and other distributions from CCL.

The Company concluded that CCL was a VIE. The Company concluded that it had two variable interests in CCL: (1) the cash advances made to CCL, and (2) the CCL TSA agreement through which the Company receives service fees that approximate CCL BJ’s returns.

The Company performed an analysis of expected losses and expected residual returns of CCL and their allocation to the holders of variable interest in CCL.  Based on the results of the  analysis, the Company concluded that it is not the primary beneficiary of CCL and it should not consolidate CCL. The Company also considered whether it should treat the CCL BJ as a separate variable interest entity for accounting purposes. It noted that CCL BJ was not a separate legal entity under FIN 46R. CCL assigned its branch, CCL BJ, to provide the broadband satellite services and hold the relevant assets.

The branch is not a legal entity separate from CCL and therefore is not considered an “entity” as that term is used in paragraph 3 of FIN46R prior to the codification.  . Rather, the branch is merely an organizationally segregated portion of CCL which maintains its own set of accounting records. Although the advances from the Company were used primarily to finance assets of CCL BJ, the Company’s recourse is not limited to CCL BJ assets but extends to all the assets of CCL.  In addition, general creditors of CCL have recourse to all of CCL assets, including the assets of CCL BJ.

As of January 1, 2010, ASC 810-10-25-38(A) defines the primary beneficiary of a VIE as an entity having a controlling financial interest in a VIE. A primary beneficiary of a VIE needs to have both of the following characteristics:

Securities and Exchange Commission
File No. 000-52409
October 29, 2010

a.        The power to direct the activities of a VIE that most significantly impact the VIE's economic performance; and

b.        The obligation to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE. The quantitative approach described in the definitions of the terms expected losses, expected residual returns, and expected variability is not required and shall not be the sole determinant as to whether a reporting entity has these obligations or rights.

The Company respectively advises the Staff that  since ChinaCast's former Chairman is only a director and a 20% investor in TTI, which holds 70% of CCL, ChinaCast and its related parties have no effective voting power over CCL to direct the activities of CCL that most significantly impact CCL's economic performance.

Moreover, as of January 1, 2010, upon termination of the CCL TSA, CCL is no longer liable to pay any new technical services fee to CCT Shanghai and the Company lost the right to receive the expected residual returns of CCLBJ.

Thus, the Company continued to believe that it is not the primary beneficiary of CCL, and the Company should not consolidate CCL.

37.
Further, we note that as of January 1, 2010, the company terminated payment of satellite platform usage fees to CCL BJ as well as the management service fee that arose from various agreements with CCL that entitled the company to the economic benefits of CCL BJ. Please explain the reason for the termination of these arrangements and whether or not these or similar services continued to be provided between the company and these entities after January 1, 2010. Also explain how the company has accounted for these services and expenses subsequent to January 1, 2010.

RESPONSE:    The Company respectfully advises the Staff that the reason for the termination of these arrangements is that CCL BJ was gradually scaling down its business operations, and effective January 1, 2010, CCL BJ no longer provided any satellite related services, including those to the Company. CCLX, the consolidated VIE of the Company, had been providing the satellite related services to the Company, and the intercompany transactions between CCLX and the Company have been eliminated upon consolidation.

Since CCL BJ no longer provides satellite platform usage to the Company, no management services are provided by the Company to CCL. Even without the termination of these arrangements, there will be no services rendered and no fee paid based on these agreements. However, the Company nevertheless decided to terminate the arrangements formally.

Securities and Exchange Commission
File No. 000-52409
October 29, 2010

Sincerely,

/s/ Ron Chan Tse Ngon
Ron Chan Tse Ngon
Chief Executive Officer
ChinaCast Education Corporation

ANNEX I

Annex 1

Outside China (including HK)
Inside China
Chief Executive Officer: Ron Chan
ChinaCast Education Corp (CEC)
USA HOLDING
100%
ChinaCast Communication Holdings Ltd (CCH))
Bermuda HOLDING
100%
ChinaCast Communication Network Corp. Ltd (CCN)
BVI HOLDING
98.5%
ChinaCast Technology (BVI) Ltd (CCT)
BVI HOLDING
100%
East Achieve Limited
BVI HOLDING
100%
Modern English Trademark Ltd (MET)
BVI OPERATING
100%
ChinaCast Technology (HK) Ltd (CCT HK)
HK OPERATING
100%
Yupei Training Information Technology Ltd (YPSH)
PRC OPERATING
100%
ChinaCast Technology (Shang Hai) Ltd (CCT SH)
PRC OPERATING
100%
Shanghai Xijiu Information Technology Co., Ltd. (SHXJ)
PRC HOLDING
100%
China Lianhe Biotechnology Co. Ltd (Lian He)
PRC OPERATING
100%
Li Jiang College of Guang Xi Normal University
PRC OPERATING
100%
Hai Lai Education Technology Ltd (Hai Lai)
PRC OPERATING
100%
Foreign Trade Business College Chongqing Normal University (FTBC)
PRC OPERATING
100%
Hai Yuan Company Limited (Hai Yun)
PRC OPERATING
Contractual Agreement
Yin Jianping
20%
Tibet Tiantai Investment Management Co., Ltd (TTIM)
PRC
70%
Beijing Col Network Technology Co., Ltd (BCN)
PRC
29.8%
Shenzhen Zhongxum Teng Investment Development Co., Ltd (SZT)
RC
0.2%
Li Wei
10%
ChinaCast Co., Ltd (CCL)
PRC
90%
ChinaCast Li Xiang Co., Ltd (CCLX)
PRC OPERATING
ChinaCast Ltd. Beijing Branch (CCL BJ)
PRC OPERATING
Satellite Operating Entities
100%
Jiangsu English TrainingTechnology Ltd (JSET)
PRC OPERATING
(100%)
ChinaCast Learning School (CLS)
PRC OPERATING

869282.1

No.: 0307062

ANNEX II

BUSINESS LICENSE FOR AN ENTERPRISE AS A LEGAL PERSON
(Counterpart)
Registration No.: Qi Du Hu Pu Zong Fu Zi Di No.313681 (Pudong)

NAME	ChinaCast Technology (Shanghai) Co., Ltd.

ADDRESS	No.2505-2507, Qiangsheng Building, No.145, Pujian Road, Pudong New Area, Shanghai

LEGAL REPRESENTATIVE	Ron Chan (陈子昂)

REGISTERED CAPITTAL	US$ 34.8 Million

PAID-IN CAPITAL	US$ 34.8 Million

TYPE OF BUSINESS	Limited Liability Company (wholly owned by a foreign legal person)

BUSINESS SCOPE
Design and exploitation of various kinds of computer software including broadband-related software and network integrated software; to provide relevant technical consultation and service; sale of self-produced products; to provide technical consultation and service in relation with transmission with satellite access and other satellite-related practical technologies.

SHAREHOLDERS (FOUNDERS)	CHINA CAST TECHONOLOGY (BVI) LIMITED

BUSINESS TERM	From December 20, 2000 to December 19, 2020

DATE OF ESTABLISHMENT	December 20, 2000
License No.: 15000003200705290129
Enterprise Identity: 150000022000122000048
Valid Term of the License: From December 20, 2010 until December 19, 2020

Registration Authority: Pudong New Area Sub-branch of Shanghai Administration for Industry and Commerce
(OFFICE CHOP)

No.: 0307062

July 29, 2007